

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 13, 2008

Mr. John Vogel
Chief Executive Officer
Southern Sauce Company, Inc.
31200 Via Colinas, Ste 200
Westlake Village, CA 91362-3959

> **Re:** **Southern Sauce Company Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 19, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed May 2, 2008**
> **Subsequent Response Letter**
> **Filed May 2, 2008**
> **File No. 000-51972**

Dear Mr. Vogel:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief